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                                                                    Exhibit 99.1

RNS  Number:9724H
Smartlogik Group PLC
3 August 2001

                                                3 August 2001

Re. Warrants

Smartlogik Group plc ("the Company") announces that, as a result of its recent placing and open offer, the terms of its outstanding warrants to subscribe for ordinary shares in the Company have been adjusted, in accordance with the terms of the warrant agreements.

The effect of the placing and open offer is that the exercise price of the warrants over ordinary shares in the Company has been adjusted from 90.6p to 49.6p, and the total number of ordinary shares which can be subscribed for under the warrants has been adjusted from 9,000,000 to 16,443,452.

                                   - Ends -

Enquiries:

Smartlogik                                      020 7930 6900
Jonathan Ball

Hogarth Partnership                             020 7357 9477
John Olsen